UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Sucampo Pharmaceuticals, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.01

(Title of Class of Securities)

864909106

(CUSIP Number)

David N. Oakey, Esquire

McGuireWoods LLP

800 East Canal Street

Richmond, VA 23219

(804) 775-1022

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 19, 2016

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

1	NAMES OF REPORTING PERSONS. Sachiko Kuno Foundation, Inc. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). 47-3532147
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Maryland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,400,283
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,400,283
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,400,283
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2%
14	TYPE OF REPORTING PERSON CO

Item 1.	Security and Issuer.

This Schedule 13D relates to the Class A common stock, par value $0.01 (the “Shares”), of Sucampo Pharmaceuticals, Inc. (the “Issuer”). The address of the Issuer’s principal executive offices is 850 King Farm Boulevard, Suite 550, Rockville, Maryland 20850.

Item 2.	Identity and Background.

This Schedule 13D is being filed by Sachiko Kuno Foundation, Inc., a nonstock corporation organized under the laws of the State of Maryland (the “Foundation”). The address of the Foundation’s principal office is 28307 Mallard Drive, Easton, Maryland 21601. The Foundation’s mission is to support and strengthen cultural bonds and international understanding and collaboration through education and research, to support the development of leadership and entrepreneurship through education and research, to support the preservation and protection of historic buildings and fine art for the enjoyment of the public and to engage in other charitable activities.

During the last five years, the Foundation has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, the Foundation has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction nor as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Certain information concerning the executive officers and directors of the Foundation (the “Listed Persons”) required by this item is provided on Schedule A attached hereto and is incorporated herein by reference. To the Foundation’s knowledge, during the last five years, none of the Listed Persons has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares held by the Foundation were received from S&R Foundation and the Sachiko Kuno 2002 Revocable Trust (the “Trust”) in a series of gift transactions.

Item 4.	Purpose of Transaction.

On January 16, 2015, the Issuer filed a Registration Statement on Form S-3 (the “Registration Statement”) relating to the resale of the Shares currently held by the Foundation. The Registration Statement provides for selling stockholders to, through a variety of methods, sell, transfer or otherwise dispose of any or all of the Shares registered thereunder from time to time, on any stock exchange, market or trading facility on which the Shares are traded or in private transactions.

The Registration Statement was filed pursuant to the terms of a registration rights agreement entered into by the Issuer and the selling stockholders party thereto on January 15, 2015. Under the terms of the registration rights agreement, the Issuer must use commercially reasonable efforts to maintain the effectiveness of the Registration Statement until the earliest of (i) the date on which all of the Shares covered by the Registration Statement have been disposed of, (ii) January 27, 2017 (or an earlier date depending on the Issuer’s ability to use and maintain the effectiveness of a Form S-3 registration statement), or (iii) the date on which the Shares may be sold without restriction under Rule 144. The Issuer may, however, suspend the use of the prospectus included in the Registration Statement for up to 90 days in certain circumstances. In addition, the Issuer may, in certain circumstances, require any selling stockholders to refrain from selling or distributing any Shares under the Registration Statement or otherwise for a period of up to 180 days.

The Foundation has no present plans or proposals which relate to, or would result in, any one or more of the matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, but does reserve the right to, from time to time, (i) acquire additional Shares or (ii) dispose of the Shares it currently holds through the use of the Registration Statement or otherwise.

Sachiko Kuno (“Dr. Kuno”), the Foundation’s sole director and President, serves as manager of SK Impact Fund, LLC (the “LLC”), which currently holds approximately 18% of the outstanding Shares. The LLC’s sole member is the Trust, for which Dr. Kuno serves as trustee. Kei Tolliver, the Foundation’s Secretary and Treasurer also serves as Secretary and Treasurer of the LLC. Given its status as a significant shareholder, representatives of the LLC may, from time to time, engage in discussions with the Issuer regarding the Issuer’s corporate strategy and general business activities.

Item 5.	Interest in Securities of the Issuer.

(a)	As of the date hereof, the Foundation beneficially owns 2,400,283 Shares, which represents approximately 5.2% of the outstanding Shares. This percentage calculation is based on the total number of Shares reported as outstanding in the Quarterly Report on Form 10-Q filed by the Issuer with the Securities and Exchange Commission on November 9, 2016. The number and percentage of Shares beneficially owned by the Listed Persons is set forth on Schedule A and is incorporated herein by reference.

(b)	The Foundation has sole voting and dispositive power with regard to the Shares described in Item 5(a) above. The nature of the Listed Person’s beneficial ownership of Shares is set forth on Schedule A and is incorporated herein by reference.

(c)	The information disclosed in response to Item 3 above is incorporated herein by reference. Any transactions engaged in by the Listed Persons’ during the past 60 days are described on Schedule A and incorporated herein by reference.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The first two paragraphs of Item 4 above are incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits.

Exhibit 1.1	-	Registration Rights Agreement, dated as of January 15, 2015, by and among the Issuer and the Selling Stockholders party thereto (incorporated by reference to Exhibit 10.1 to the Issuer’s Registration Statement on Form S-3 filed January 16, 2015).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 28, 2016

SACHIKO KUNO FOUNDATION, INC.

By:	/s/ Kei Tolliver
Name:	Kei Tolliver
Title:	Secretary and Treasurer

Schedule A

Name	Position and Present Principal Occupation	Shares Beneficially Owned
Dr. Sachiko Kuno	Director and President, Sachiko Kuno Foundation, Inc. Manager, SK Impact Fund, LLC	10,537,627[1]

Kei Tolliver	Secretary and Treasurer, Sachiko Kuno Foundation, Inc. Founder, Kei S. Tolliver Law, LLC	1,800[2]

Dr. Kuno and Ms. Tolliver are citizens of Japan.

The principal business address for each of the persons listed above is c/o Sachiko Kuno Foundation, Inc., 28307 Mallard Drive, Easton, Maryland 21601.

1.	Represents approximately 23% of the outstanding Shares. Includes 8,137,344 Shares held by the LLC. Also includes 2,400,283 Shares held by the Foundation. Dr. Kuno disclaims beneficial ownership of the shares held by the Foundation.

2.	Represents less than 1% of the outstanding Shares. All 1,800 Shares are held directly by Ms. Tolliver.

Transactions During the Past 60 Days

On December 19, 2016, S&R Technology Holdings, LLC, which Dr. Kuno serves on the Board of Managers of, distributed on a pro rata basis all 18,274,689 Shares that it held to its members, which include the Trust. Also on December 19, 2016, the Trust, which received 9,137,344 Shares in the distribution, contributed 8,137,344 Shares to the LLC and gifted 1,000,000 Shares to the Foundation.

Ms. Tolliver did not engage in any transactions in Shares during the past 60 days.